       FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 14, 2000

                                                      REGISTRATION NO. 333-41510

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO


                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                          MAXICARE HEALTH PLANS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

                         DELAWARE                                                   95-3615709
              (STATE OR OTHER JURISDICTION OF                                    (I.R.S. EMPLOYER
              INCORPORATION OR ORGANIZATION)                                  IDENTIFICATION NUMBER)

                           1149 SOUTH BROADWAY STREET
                         LOS ANGELES, CALIFORNIA 90015
                                 (213) 765-2000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                RICHARD A. LINK
                            CHIEF OPERATING OFFICER
                            CHIEF FINANCIAL OFFICER
                          MAXICARE HEALTH PLANS, INC.
                           1149 SOUTH BROADWAY STREET
                         LOS ANGELES, CALIFORNIA 90015
                                 (213) 765-2000
  (NAME AND ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                          CODE, OF AGENT FOR SERVICE)

                                    COPY TO:

                   BARRY L. BURTEN, ESQ.                                      AARON A. GRUNFELD, ESQ.
           JEFFER, MANGELS, BUTLER & MARMARO LLP                         RESCH POLSTER ALPERT & BERGER LLP
           2121 AVENUE OF THE STARS, 10TH FLOOR                            10390 SANTA MONICA BOULEVARD,
               LOS ANGELES, CALIFORNIA 90067                               LOS ANGELES, CALIFORNIA 90025
                      (310) 203-8080                                              (310) 277-8300
                    FAX (310) 203-0567                                          FAX (310) 552-3209

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If the registrant elects to deliver its latest annual report to securityholders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------
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                  TITLE OF                        AMOUNT TO BE            PROPOSED MAXIMUM               AMOUNT OF
        SECURITIES TO BE REGISTERED               REGISTERED(1)      AGGREGATE OFFERING PRICE(2)      REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share......       28,088,072(3)             $28,088,072                 $7,415.25
Common Stock, par value $.01 per share......        1,000,000(4)             $ 1,660,000                 $  438.24(5)
Common Stock, par value $.01 per share......          800,000(6)             $ 1,328,000                 $  300.58(7)
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

(1) This Registration Statement also includes an indeterminable number of additional shares of common stock that may become issuable (i) pursuant to the anti-dilution provisions of the underwriter's warrant, and (ii) by reason of the fact that fractional shares will be rounded upward in the rights offering.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3) Consists of 28,088,072 shares to be offered by the Registrant pursuant to this partially underwritten rights offering.

(4) Consists of 1,000,000 shares issuable upon exercise of the underwriter's warrant.

(5) Pursuant to Rule 457(b) of the Securities Act of 1933, the registration fee is calculated on the basis of (i) the greater of the average of the high and low prices of the common stock as reported on the Nasdaq National Market as of July 11, 2000 or (ii) $1.50 per share, the exercise price of the underwriter's warrant. In this case it is $1.66 per share.

(6) Consists of 800,000 shares which are being registered on behalf of a selling shareholder.

(7) Pursuant to Rule 457(c) of the Securities Act of 1933, the registration fee is calculated on the basis of the average of the high and low prices of the common stock as reported on the Nasdaq National Market as of July 11, 2000.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
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                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, all of which will be paid by us. All amounts are estimates, other than the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. fee and the Nasdaq listing fee.

Securities and Exchange Commission registration fee.........  $    8,255
National Association of Securities Dealers, Inc. fee........       3,409
Nasdaq listing fee..........................................      17,500
Standby underwriter's accountable expenses..................     100,000
Standby underwriter fee.....................................   1,000,000
Accounting fees and expenses................................      50,000
Legal fees and expenses.....................................     150,000
Printing and engraving expenses.............................      50,000
Transfer agent and registrar fees and expenses..............      25,000
Blue Sky fees and expenses (including counsel fees).........      25,000
Miscellaneous expenses......................................      70,836
                                                              ----------
          Total.............................................  $1,500,000
                                                              ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Article Eighth of the Registrant's Restated Certificate of Incorporation, each person who is a director or officer of the Registrant shall be indemnified by the Registrant to the fullest extent permitted by section 145 of the Delaware General Corporation Law ("DGCL").

     Section 145(a) of the DGCL permits a corporation to indemnify any director, officer, employee or agent of the corporation against expenses, judgments, fines and amounts paid in settlement or incurred by him or her in connection with any proceeding arising out of his or her status as director, officer, employee or agent if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful. To the extent that such a person has been successful in defense of any such action or claim, section 145(c) provides that he or she shall be indemnified against expenses incurred by him or her in connection therewith.

     Under section 145(e), a corporation also has the power to purchase and maintain insurance on behalf of any director, officer, employee or agent against any liability arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability.

     The Registrant maintains an officers and directors' liability policy insuring its officers and directors against certain liabilities and expenses incurred by them in their capacities as such, and insuring the Registrant under certain circumstances to the extent that indemnification payments are made by the Registrant to such officers and directors.

     The Registrant has entered into employment and indemnification agreements (the "Indemnification Agreements") with certain of its officers (individually, an "Indemnitee"). The Indemnification Agreements provide, among other things, for indemnification to the fullest extent permitted by law against any and all costs, claims, judgments, fines, settlements, liabilities, and fees or expenses

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(including attorney fees) incurred in connection with any proceedings arising out of the Indemnitee's actions or in the actions in his capacity as an officer of the Registrant. In the event the Indemnitee is no longer employed by the Registrant at the time his attendance is required at a proceeding pursuant to which he is entitled to be indemnified, then the Indemnitee shall be entitled to be paid a stipend in the amount of $1,000 per day to reimburse the Indemnitee for all reasonable travel, hotel and living expenses incurred by him in connection with such attendance. The Indemnification Agreements provide for the prompt advancement of all expenses to the Indemnitee and for reimbursement to Registrant if it is found that such Indemnitee is not entitled to such indemnification under applicable law.

ITEM 16. EXHIBITS.

(a) EXHIBITS

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
1.1        Form of Standby Underwriting Agreement
1.2        Form of Underwriter's Warrant
4.1        Certificate of Incorporation, as amended and restated, which includes, Restated Certificate of Incorporation of
           Healthcare USA Inc. filed with the Office of the Secretary of State of Delaware on July 19, 1985, Certificate of Merger
           of MHP Acquisition Corp into Healthcare USA Inc. filed with the Office of the Secretary of State of Delaware on
           September 13, 1986, Certificate of Change of Registered
           Agent and Registered Office filed with the Office of
           Secretary of State of Delaware on August 17, 1987
           Certificate of Merger Merging Maxicare Health Plans, Inc.
           with and into Healthcare USA Inc. (including as Exhibit A
           thereto the Restated Certificate of Incorporation of
           Healthcare USA Inc. filed with the Office of the Secretary of State of Delaware on May 17, 1991, Certificate of
           Ownership and Merger Merging HealthAmerica Corporation into
           Maxicare Health Plans, Inc. filed with the Office of the
           Secretary of State of Delaware on November 22 1991,
           Certificate of Amendment of Restated Certificate of
           Incorporation of Maxicare Health Plans, Inc. filed with the
           Office of the Secretary of State of Delaware on March 9,
           1992, Certificate of Ownership and Merger Merging HCS
           Computer, Inc. into Maxicare Health Plans, Inc. filed with the Office of the Secretary of State of Delaware on November
           6, 1992, and Certificate of Designation of Series B
           Preferred Stock of Maxicare Health Plans, Inc. filed with
           the Office of the Secretary of State of Delaware on February
           27, 1998, Certificate of Amendment of Certificate of
           Incorporation of Maxicare Health Plans, Inc. filed with the
           Office of the Secretary of State of Delaware on July 30,
           1998. Incorporated by reference from the Company's Quarterly
           Report on Form 10-Q for the quarterly period ended September
           30, 1998 in which this exhibit bore exhibit number 3.5
4.2A       Rights Agreement, dated as of February 24, 1998, between
           Maxicare Health Plans, Inc. and American Stock Transfer &
           Trust Company as Rights Agent, which includes, as Exhibit A thereto, the Certificate of Designation of Series B
           Preferred Stock of Maxicare Health Plans, Inc., as Exhibit B
           thereto, the Form of Right Certificate, Form of Assignment, and Form of Election to Purchase, and as Exhibit C thereto, the Summary of Rights Agreement. Incorporated by reference from the Company's Report on Form 8-K dated May 4, 1999 in which this exhibit bore exhibit number 4.13.

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

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
4.2B       First Amendment to Rights Agreement of Maxicare Health
           Plans, Inc., entered into and between Maxicare Health Plans,
           Inc. and American Stock Transfer & Trust Company as of
           October 9, 1999. Incorporated by reference from the
           Company's Quarterly Report on Form 10-Q for the three months ended September 30, 1998 in which this exhibit bore exhibit number 4.13a.
4.2C       Second Amendment to Rights Agreement of Maxicare Health
           Plans, Inc., entered into and between Maxicare Health Plans,
           Inc. and American Stock Transfer & Trust Company as of June
           6, 2000.
4.3        Form of Rights Subscription Certificate
5.1        Opinion of Jeffer, Mangels, Butler & Marmaro LLP*
13.1       Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000
13.2       Registrant's Annual Report on Form 10-K for the year ended
           December 31, 1999
23.1       Consent of Ernst & Young LLP Independent Auditors
23.2       Consent of Jeffer, Mangels, Butler & Marmaro LLP (included in Exhibit 5.1)*
24.1       Power of Attorney (included in Part II -- Signatures of this
           Registration Statement)

-------------------------
* To be filed by amendment

ITEM 17. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement). Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to

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

section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the rights subscription period, to set forth the results of the rights offering, the transactions by the Standby Underwriter during the rights subscription period, the amount of unsubscribed securities to be purchased by the Standby Underwriter, and the terms of any subsequent reoffering thereof. If any public offering by the Standby Underwriter is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

     (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (e) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Los Angeles, State of California, on this 14th day of July, 2000.


                                          MAXICARE HEALTH PLANS, INC.

                                          By:      /s/ RICHARD A. LINK
                                            ------------------------------------
                                                      Richard A. Link
                                                Chief Operating Officer and
                                                  Chief Financial Officer
                                               (Principal Financial Officer)


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

     Each person whose signature appears below appoints Richard A. Link and Paul
R. Dupee, Jr., and each of them, with full power of substitution and resubstitution, his true and lawful attorneys-in-fact, for him in any and all capacities, to sign any amendments (including post-effective amendments) to this Registration Statement and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission.



                       SIGNATURE                                      TITLE                  DATE
                       ---------                                      -----                  ----
                 /s/ PAUL R. DUPEE, JR.                    Chief Executive Officer and   July 14, 2000
--------------------------------------------------------    Chairman of the Board of
                   Paul R. Dupee, Jr.                         Directors (Principal
                                                              Executive Officer and
                                                                    Director)

                  /s/ RICHARD A. LINK                      Chief Operating Officer and   July 14, 2000
--------------------------------------------------------     Chief Financial Officer
                    Richard A. Link                       (Principal Financial Officer
                                                            and Principal Accounting
                                                                    Officer)

                 /s/ GEORGE H. BIGELOW                              Director             July 14, 2000
--------------------------------------------------------
                   George H. Bigelow

                 /s/ CLAUDE S. BRINEGAR                             Director             July 14, 2000
--------------------------------------------------------
                   Claude S. Brinegar

                  /s/ ROBERT M. DAVIES                              Director             July 14, 2000
--------------------------------------------------------
                    Robert M. Davies

                  /s/ CHARLES E. LEWIS                              Director             July 14, 2000
--------------------------------------------------------
                    Charles E. Lewis

                       SIGNATURE                                      TITLE                  DATE
                       ---------                                      -----                  ----
                /s/ THOMAS W. FIELD, JR.                            Director             July 14, 2000
--------------------------------------------------------
                  Thomas W. Field, Jr.

                 /s/ ELWOOD I. KLEAVER                              Director             July 14, 2000
--------------------------------------------------------
                   Elwood I. Kleaver

                  /s/ SIMON J. WHITMEY                              Director             July 14, 2000
--------------------------------------------------------
                    Simon J. Whitmey






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